Exhibit 99.7

UNITED UTILITIES PLC

ANNUAL REPORT AND ACCOUNTS

Copies of the documents in respect of the financial year ended 31 March 2004, namely the annual report and accounts, stakeholder report, proxy form, notice of annual general meeting and summary financial statement have been posted to shareholders and will be available shortly for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 020 7066 1000. The documents are also available at www.unitedutilities.com.

In addition, copies of the memorandum and articles of association of the company and the rules of the United Utilities PLC performance share plan, containing the amendments proposed in the notice of the annual general meeting under resolutions 13 and 14 respectively, are also available for inspection at the UK Listing Authority's document viewing facility at the above address.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.